Exhibit 99.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SMART Technologies Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-181530) on Form S-8 of SMART Technologies Inc. of our report dated May 15, 2014, on the consolidated financial statements which comprise the consolidated balance sheets as at March 31, 2014 and 2013, the consolidated statements of operations, comprehensive income (loss), shareholders’ deficit and cash flows for each of the years in the three-year period ended March 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information and our audit report dated May 15, 2014 on the effectiveness of internal control over financial reporting as at March 31, 2014, which reports are included in the annual report on Form 40-F of SMART Technologies Inc. for the fiscal year ended March 31, 2014, and further consent to the use of such reports in such annual report on Form 40-F.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

May 15, 2014